UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: October 29, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 29, 2009, entitled “CNOOC Ltd. Announces Its Remarkable Q3 Results”.

CNOOC LIMITED

For Immediate Release

CNOOC Ltd. Announces Its Remarkable Q3 Results

(Hong Kong, October 29, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0 883) announced today that the Company achieved a total net daily production of 647,382 barrels of oil equivalent (“BOE”) for the third quarter of 2009, representing a strong increase of 18.4% YOY.

The total unaudited revenue of the Company was approximately RMB 23.76 billion for the third quarter of 2009, a decrease of 23.1% YOY. Within the period the Company’s realized crude oil price was US$ 67.83 per barrel, representing a decrease of 36.6% YOY, but a significant increase of 37.4% comparing with that of first half of 2009. The Company's realized gas price rose 2.8% to US$3.93 per thousand cubic feet.

In the third quarter of 2009, the Company’s net production offshore China increased by 9.7% YOY to 524,412 BOE per day. The Company’s net production overseas reached 122,970 BOE per day, representing a strong increase of 78.9% YOY. The above mentioned production growth is mainly attributable to the newly commenced projects in 2008 and 2009 including Penglai 19-3 phase II, Wenchang oilfields, Panyu 30-1, Bozhong 28-2S and OML130.

In the third quarter of 2009, one of our major projects, Ledong 22-1/15-1 has started production as scheduled. In the meanwhile the Company’s major development projects progressed on track.

On the exploration side, the Company made three new discoveries, all located in offshore China, two of which are independent discoveries, namely Dongfang 1-1 middle-formation and Panyu 10-4, and one PSC discovery, namely Lufeng 7-1. Major successful appraisals came from multiple discoveries from first half of this year, namely Jinzhou 20-2N and Shijiutuo Uplift area, with the latter becoming the Company’s new reserve growth area.

For the period, the Company’s capital expenditure program was well executed. The Company's total capital expenditure in the third quarter increased by 10.3% YOY to approximately RMB 11.24 billion.

Mr. Fu Chengyu, Chairman and CEO of the Company commented,”in the third quarter, the international oil price has risen gradually, the Company also has achieved another remarkable growth in production. W ithin the period, although we have been under attack by typhoon, which would affect the production of Huizhou oilfields to some extent, we are still confident that we can meet our production target set at the beginning of the year.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com